February 20, 2025

Belinda Nucifora
Chief Financial Officer
IREN Limited (f/k/a Iris Energy Limited)
Level 12; 44 Market Street
Sydney, NSW 2000 Australia

       Re: IREN Limited (f/k/a Iris Energy Limited)
           Form 20-F for Fiscal Year Ended June 30, 2024
           Response dated December 18, 2024
           File No. 001-41072
Dear Belinda Nucifora:

        We have reviewed your December 18, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 19, 2024 letter.

Form 20-F for the Fiscal Year Ended June 30, 2024
Consolidated statements of cash flows, page F-11

1. We note your response to prior comment 4. We note that your principal revenue-
       producing activity is the provision of hash computation services to mining pool operators in exchange for noncash consideration, the intangible asset bitcoin. As a result, the subsequent sale of that bitcoin is an investing activity consistent with the requirements of IAS 7.16(b). Please revise your financial statements accordingly.
Notes to the consolidated financial statements
Note 4. Operating segments, page F-24

2. We note your response to prior comment 6. As your current disclosure indicates that geographic revenue is attributed based on "where the services were provided" and it is apparent that your mining operations are located in North America, please represent to
 February 20, 2025
Page 2

       us that in future filings you will revise your disclosure, consistent with your response, to indicate that you attribute your revenues from external customers to countries based on the location of the contracting entity within your consolidated group.
        Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638
if you have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Crypto
Assets
cc:   Marcel Fousten